

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 24, 2019

Nirajkumar Patel
Chief Executive Officer
Quick Start Holdings, Inc.
401 N. Wickham Road, Suite 130
Melbourne, FL 32935

> **Re: Quick Start Holdings, Inc.**
> **Registration Statement on Form 10-12G**
> **Filed January 10, 2019**
> **File No. 000-56016**

Dear Mr. Patel:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Beverages, Apparel and Mining